EXHIBIT 77J

Reclassification of Capital Accounts:  The First
Australia Fund, Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public
Accountant's
Statement of Position 93-2:  Determination,
Disclosure,
and Financial Statement Presentation of Income,
Capital
Gain, and Return of Capital Distributions by
Investment
Companies.  During the year ended October 31,
1998, the
Fund decreased undistributed net investment income by
$698,530, decreased accumulated net realized gains on investments by $821,968, increased accumulated realized and unrealized foreign exchange gains by $1,657,433, and decreased paid-in capital in excess of par by $136,935. Net investment income, net realized gains and net assets were not affected by this change.